EXHIBIT J

SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. IC - _____;________, 2002 File No.

Redwood MicroCap Fund, Inc.; Notice of Application

Agency: Securities and Exchange Commission ("SEC " or "Commission").

Action: Notice of Application for an order declaring that Applicant has ceased to be an investment company under the Investment Company Act of 1940 ("1940 Act").

Applicant: Redwood MicroCap Fund, Inc.

Relevant 1940 Act Section: Order requested under Sections 8(b)(2) and 8(f) of the 1940 Act.

Filing Date: The Application was filed on January 2, 2002.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. EST on ________________________, 2002, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549; Applicant, c/o John C. Power, 60 Sea Walk Drive, Post Office Box 44,  Sea Ranch, California 95497.

For Further Information Contact: ________________________________________________

Supplementary Information: Following is a summary of the Application. The complete Application is available for a fee from the SEC's Public Reference Rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information. You can also obtain copies of the Application by going to the Commission's website at www.sec.gov.

Applicant's Representations:

       1.      Applicant, (formerly known as Penny Stock Fund of North America Inc.) is a publicly-owned Colorado corporation. Applicant was incorporated January 24, 1984 for the purpose of acting as a closed-end, diversified, management investment company. As of the date of this Application, Applicant had 2,432,683 shares of common stock outstanding that are traded in the over-the-counter market. Applicant's stock is held of record by approximately 294 shareholders.

       2.      Applicant registered as a closed-end, diversified management investment company under the 1940 Act by filing with the SEC its Registration Statement on Form N-2 pursuant to Section 8(b) of the 1940 Act, and the Securities Act of 1933, on March 12, 1984 (the "Registration Statement"). The Registration Statement was declared effective and the public offering commenced on July 2, 1984. Post-Effective Amendments were filed on July 29, 1985, July 28, 1986, July 26, 1988, July 27, 1989, July 30, 1990, July 30, 1991 and October 2, 1992.

       3.       During the fiscal year ended March 31, 1992, Citadel Asset Management, Ltd. ("CAM") acted as the investment advisor to the Applicant. By agreement between CAM and the Applicant, the Advisory Agreement between the parties was terminated on February 28, 1992, effective April 28, 1992. Since the termination of the Advisory Agreement, the Applicant has operated on a self-directed basis, without the counsel and advice of an investment advisor. Instead, the Board of Directors of the Applicant, through the Applicant's Advisory Committee and Investment Committee, currently manages the investment operations of the Applicant, and otherwise provides the services heretofore performed by the Applicant's Investment Advisor.

       4.       Upon assuming control of the Applicant's investment operations and with the approval of its shareholders described below, the Applicant's Board of Directors has undertaken a concerted effort to redirect its assets into the acquisition and development of majority-owned operating subsidiaries. Those efforts have resulted in the Applicant's assets being concentrated in the following controlled subsidiaries:

*

TDP Energy Company: The Applicant currently owns 57.5% of the total outstanding securities of TDP Energy Company. TDP Energy Company is engaged in oil and gas exploration and development through two wholly-owned subsidiaries: Tri-Power Resources, Inc. and Buttes Energy, Inc.

*

Wyoming Resorts, LLC: The Applicant owns 51% of the member interests in Wyoming Resorts, LLC, which owns and operates a resort hotel located in Thermopolis, Wyoming and an undivided 25% interest in Cappell Valley Vineyard, LLC, which holds real estate in Napa, California being developed as a vineyard. Including the 19.8% member's interest held by Alta California Broadcasting, Inc. and the 4.95% member's interest held by TDP Energy, the Applicant owns 64.875% of Wyoming Resorts, LLC on a consolidated basis.

*

Alta California Broadcasting, Inc.: The Applicant owns 55% of the outstanding equity securities of Alta California Broadcasting, Inc. Alta California Broadcasting holds investments in the following subsidiaries:

	*	Four Rivers Broadcasting, Inc.: Radio stations and related assets: 100% owned;
	*	Nova Redwood, LLC: Internet services and media: 80% owned; and
	*	Binghampton Meadows, LLC: real estate held for development: 60% owned.

       5.       The following tables set forth the allocation of the Applicant's assets and revenues on a pro forma combined basis as of and for the period ended March 31, 2001:

Assets
TDP Energy Company	65%
Wyoming Resorts, LLC	18%
Alta California Broadcasting, Inc.	12%
Investment securities	5%
Operating Revenues
TDP Energy Company	71%
Wyoming Resorts, LLC	8%
Alta California Broadcasting, Inc.	21%

       6.       Historically, and pursuant to the provisions of the Applicant's stated Investment Guidelines, the Applicant invested in a broad range of small, speculative stocks traded in the over-the counter market. More specifically, the Applicant primarily invested in securities of companies having a market capitalization below $50 million.

       7.       In April, 1992, the Applicant's Board of Directors determined that concentrated investment in the securities of small issuers may not be in the best interests of its shareholders. In reaching this determination, the Board considered a variety of factors, including the volatility of the market, due, in part, to the recessionary climate then being experienced in portions of the United States and to the public's perception of questionable conduct or practices of many brokerage firms, together with the government's regulatory responses thereto. Accordingly, in early May, 1992, the Applicant's Board of Directors unanimously approved a proposal to change the nature of the Applicant's business so that it would, following Shareholder Approval of such a proposal, function as an operating company. This change in operations would result in the Applicant no longer being deemed an investment company under the 1940 Act.

       8.       Based on the foregoing, on or about July 8, 1992, the Applicant mailed to existing shareholders its Proxy Statement for the Annual Meeting of Shareholders to be held August 10, 1992 (the "Proxy"), soliciting, among other things, Shareholder Approval of: (i) a change in the nature of the Applicant's business so that it would cease to be an Investment Company; (ii) the Applicant's de-registration as an Investment Company; and (iii) the repeal of the Applicant's Investment Guidelines ("Proposal 3").

       9.       At the Annual Meeting of Shareholders held August 10, 1992, the shareholders approved each of the proposals presented at the meeting including Proposal 3.

       10.       Upon receiving Shareholder approval of Proposal 3, the Applicant began the systematic implementation of its plan to convert from a registered investment company to an operating company To that end, the Applicant began forming and/or acquiring wholly-owned or majority-owned subsidiaries (collectively the "Redwood Subsidiaries") in a manner specifically calculated and designed so that its interest in the Redwood Subsidiaries would not fall within the 1940 Act's definition of, and were not held as "investment securities," nor were the Redwood Subsidiaries themselves investment companies.

       11.       As a result of the evolution of the Applicant's assets from concentrated in "investment securities" to concentrated in the management of the operations of multiple subsidiaries, in June 1994 the Applicant filed with the Commission an Application under Sections 3(b)(2) and 8(f) of the 1940 Act for an Order declaring that the Applicant had ceased to be an investment company. At that time, the Applicant's assets were comprised of the following:

Investments in securities of affiliated issuers:	77.1%
Investments in securities of unaffiliated issuers:	20.7%
Cash and cash equivalents:	2.2%

       12.       The Applicant pursued the foregoing Application through June 1995 when, in response to a pending investigation by the Commission into certain activities by the Applicant's President described elsewhere in this Application, the Commission suspended its review of the Applicant's Application to Deregister under Section 8(f).

       13.       From 1995 to 1999, the Applicant continued in its efforts to concentrate its assets into core operating areas, consisting of:

*	Oil and gas exploration and development
*	Radio broadcasting
*	Real estate

                 The history of this evolution is set forth below.

       14.      Notwithstanding the fact that the Applicant believed that it no longer qualified as a "investment company" within the definition of the 1940 Act, it was unable to proceed with its Application to Deregister under Section 8(f) for the reasons stated above. As a result, in August 1999, the Applicant filed with the Commission a new Application for an Order Pursuant to Section 23(c)(3) of the 1940 Act in which it sought permission to undertake a reverse split of its outstanding securities in a manner that would result in the Applicant being exempt from the registration requirements of the 1940 Act under Section 3(c)(1) by virtue of the fact that following the reverse split the Applicant would have fewer than 100 shareholders. In late 1999, however, the Commission once again informed the Applicant that it was suspending its review of this second Application due to a referral to the Enforcement Division of the Commission of certain deficiencies of the Applicant noted in a recent Commission audit. In approximately January 2001, the Applicant was notified by the Commission that it would reactivate its review of the Application under Section 23(c)(3) if the Applicant so desired.

       15.       The Applicant withdrew its Application for Order Pursuant to Section 23(c)(3) in August 2001. At approximately the same time, the Applicant decided that in view of the nearly nine years that had elapsed since the Applicant's shareholders had approved its strategy to convert from an investment company to an operating company and to apply to deregister as an investment company, it would re-submit those proposals to its shareholders for reapproval prior to filing the present Application. Accordingly, on April 19, 2001, it filed with the Commission a Preliminary Proxy Statement on Schedule 14A, and, after responding to comments from the Commission a Definitive Proxy Statement on Schedule 14A was filed on August 20, 2001 and shortly thereafter mailed to its shareholders. That Definitive Proxy Statement presented to the shareholders for their approval numerous proposals, including:

Proposal No. 3: The approval of the Fund's deregistration as an investment company and repeal of its investment guideliness.

       16.       At the annual meeting of shareholders held on October 15, 2001, the shareholders approved each of the proposals presented at the meeting, including Proposal No. 3.

       17.       As of March 31, 2001, the Applicant's Annual Report on Form N-SAR (Exhibit E hereto) showed the Applicant had assets totaling $6,894,705. Those total assets were comprised substantially of the following, which are discussed below:
Securities of affiliated issuers:	96%
Investment securities:	3%
Cash and cash equivalents:	1%

       18.       For the reasons stated and based upon the financial information provided, the Applicant submits that it is no longer an "Investment Company" within the meaning of Section 3 of the 1940 Act. Rather, the Applicant is now primarily engaged, and plans to continue operating businesses through the Redwood Subsidiaries, in the oil and gas, radio communications and real estate industries.

Applicant's Legal Analysis:

       1.      Section 8(f) of the 1940 Act provides, in pertinent part, that "[w]henever the Commission, . . . upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect."

       2.       Section 3(a)(1) of the 1940 Act defines as an investment company an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

       3.       Section 3(a)(3) of the 1940 Act further defines as an investment company an issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The term "investment securities" includes all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which are not investment companies.

       4.       Section 3 of the 1940 Act also sets forth definitions of persons who are not Investment Companies within the meaning of the Act, specifically providing in Section 3(b)(1) that any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company within the meaning of the Act.

       5.       Section 3(b)(2) further excludes from the definition of "Investment Company" set forth in Section 3(a)(3):

Any issuer which the Commission, upon application by such issuer, finds and by order declares to be primarily engaged in a business or businesses other than that of investing, re-investing, owning, holding or trading in securities, either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.

       6.       Although Section 3(b) does not exclude issuers meeting the "primarily engaged" definition of Investment Company in Section 3(a)(1), an issuer found to be "primarily engaged" in a business other than investing, re-investing, owning, holding or trading in securities for purposes of Section 3(a)(3) necessarily will be engaged primarily in a business other than investing, re-investing, or trading in securities for purposes of Section 3(a)(1).

       7.       Recognizing the breadth of the Section 3(a) definition of "Investment Company," the Commission has adopted Rule 3a-1 (Reg. 270.3a-1) as a safe-harbor for issuers who have more than forty percent (40%) of their assets invested in investment securities and, thus, are prima facie investment companies for purposes of the 1940 Act but, because of the nature of their operations, are not true investment companies. Rule 3a-1 generally requires that the issuer satisfy two (2) requirements, including: (i) that no more than forty-five percent (45%) of the value of its total assets (exclusive of government securities and cash items) consist of securities other than government securities, securities issued by employee-owned subsidiaries, and securities of certain controlled companies; and (ii) it must receive no more than forty-five percent (45%) of its income, after taxes (over the last four fiscal quarters combined) from such securities. In those circumstances where an issuer meets the requirements of Rule 3a-1, the issuer will be deemed not to be an investment company, and the Commission need not conduct a formal inquiry into other factors and circumstances which may more fully characterize a particular company's business.

       8.       For the fiscal year ended March 31, 2001, less than 7% of the Applicant's total income was generated by the Applicant's portfolio of investment securities. In contrast, the operating divisions contributed approximately 93% of pretax income. Thus, for the four fiscal quarters ended March 31, 2001, substantially less than 45% of the Applicant's total income, after taxes, came from the Applicant's portfolio of investment securities.

       9.       The Applicant's remaining portfolio of investment securities no longer equals or exceeds forty-five percent (45%) of the value of the Applicant's total assets. In truth, less than five percent (5%) of the Applicant's total assets (exclusive of government securities and cash items) consists of investment securities. Thus, because the Applicant meets the requirements of Rule 3a-1, the Applicant believes that it should no longer be deemed to be an investment company and that the Commission may grant the Applicant's requested relief.

Applicant's Transition to Operating Company

Energy Activities

       10.      In December, 1993, the Applicant formed a subsidiary, TDP Energy Company, a Delaware corporation ("TDP") to acquire and develop oil and gas properties. The Applicant currently holds a 57.5% equity and controlling interest in TDP Energy.

       11.       TDP currently owns 100% of the issued and outstanding shares of two wholly-owned subsidiaries: Buttes Energy Company, a Delaware corporation ("Buttes"), and Tri-Power Energy Corporation ("Tri-Power"). Buttes and Tri-Power hold various operating and working interests in oil and gas partnerships as well as own, operate or manage numerous oil and gas properties in Oklahoma and southern and western United States.

                  The operations of TDP and its subsidiaries are under the supervision of a full-time President and CEO, John Gibbs. TDP currently has 14 employees and 18 contract pumpers.

                  TDP's assets currently represent $10.66 million of the Applicant's total assets of $16.34 million, or 65% of the Applicant's total consolidated assets. Furthermore, for the fiscal year ended March 31, 2001, TDP contributed $4.47 million of the Applicant's total revenues of $6.32 million, or 71%, and contributed a one-time gain from the sale of certain of its oil and gas interests of approximately $8.87 million. The contribution of TDP to the Applicant's total assets, revenues and income for the last fiscal year is a vivid demonstration of the Applicant's success in having converted from an investment company to an operating company.

Real Estate Activities: Resort Management

       12.      Since 1992, the Applicant has purchased and sold numerous interests in real estate which can be summarized below. In most instances the real estate interests were held for investment and were not income-producing properties. Where indicated, the disposition of the real estate interests resulted in a net gain or loss which, in the year of disposition, represented the percentage of the Applicant's income for the year of disposition set forth below:
Subsidiary	% Owned	Year Sold	Net Gain
Redwood Properties, Inc. (Arizona residential property)	100%	1996	$(40,744)
Northpark Property Co., LLC (Colorado commercial property)	50%	1999	$ 74,538
DuBois Red Rock, LLC* (Wyoming residential)	100%	2001	$ -0-	(Tax free exchange)
Alta California Vineyards, LLC* (California residential)	99%	2001	$ 85,000
Binghampton Meadows, LLC* (California residential)	60%	2001	$120,000

________________________

*     Held as a subsidiary of Alta California Broadcasting, Inc.

       13.       The principal real estate interests owned and controlled by the Applicant at the present time consist of Wyoming Resorts, LLC, which the Applicant owns 64.875% of the equity membership interests on a consolidated basis. The remaining 35% membership interests in Wyoming Resorts are owned by unaffiliated persons (as defined in Section 2(a)(3) of the 1940 Act). Wyoming Resorts owns and operates a resort hotel in Thermopolis, Wyoming, a gateway to Yellowstone National Park. The hotel is operated under the daily supervision of a general manager. As of March 31, 2001, the assets of Wyoming Resorts comprised approximately $2.87 million of the Applicant's total $16.34 million in assets, or 18%. It contributed revenues of approximately $490,000 for the year ended March 31, 2001, which was approximately 8% of the Applicant's total revenues.

       14.      In September 2001, the Applicant acquired a new piece of undeveloped residential vineyard real estate located in Napa, California. For this acquisition, the Applicant formed a new wholly-owned subsidiary, Napa Canyon, LLC, of which it owns 100% of the outstanding membership interests. The Applicant's interest in Napa Canyon, LLC has a net book value of $1,000.

Radio Broadcasting Activities

       15.      In 1993, the Applicant formed and organized a subsidiary, Redwood Broadcasting, Inc. for the purpose of acquiring and developing undervalued radio broadcasting properties located in small- to medium-sized markets. Redwood Broadcasting began operations by entering into a joint venture with Quick Broadcasting, Inc., an established broadcaster, to pursue the acquisition of KNBA-AM, located in Vallejo, California. The acquisition was completed in October 1993 with Redwood Broadcasting acquiring a 50% joint venture interest through its subsidiary North Bay Broadcasters, Inc. That 50% joint venture interest was subsequently sold in 1994.

       16.      In May 1994, Redwood Broadcasting formed a wholly-owned subsidiary, Alta California Broadcasting, Inc., to pursue radio acquisition opportunities in the northern California market. In June 1994, Alta California entered into an agreement to acquire KHSL-AM and KHSL-FM licensed to Chico and Paradise, California, respectively. The acquisition, valued at $1.15 million, included 11.7 acres of real property located in Chico zoned for residential housing. The real property was sold in April 1996 for $450,000.

       17.      In February 1995, Alta California began operating KHSL under a local management agreement ("LMA") while the station licenses were submitted to the FCC to approve the change in ownership. After a change in the call letters of KHSL-AM to KNSN, Alta California obtained FCC approval for the transfer of licenses in June 1995.

       18.      In March 1995, Alta California entered into an LMA with an option to purchase radio station KCFM-FM licensed in Shingletown, California. In July 1996, Alta California completed the acquisition, then under new call letters, KHZL-FM, thereby terminating the LMA. Effective September 1996, Alta California again changed the call letters of that station in Shingletown, California to KRDG-FM.

       19.      In December 1995, Alta California formed a wholly-owned subsidiary, Northern California Broadcasting, Inc., to pursue the acquisition of KNNN-FM licensed to Central Valley, California.

       20.      In May 1996, Alta California acquired radio station KLXR-AM licensed to and serving the Redding, California market.

       21.      In 1995, Alta California acquired KARZ-FM licensed to Burney, California and KNRO-AM licensed to Redding, California. With the acquisitions of these stations, Alta California controlled a five station radio group in the Redding, California market: KRDG-FM - Shingletown, California; KNNN-FM - Central Valley, California; and KLXR-AM - Redding, California. Its cost basis in these stations was approximately $2.5 million.

       22.      In June 1998, through a series of corporate restructurings, Redwood Broadcasting sold to Regent Broadcasting, Inc. four of its five radio stations in the Redding, California group for approximately $3.5 million. The consideration consisted of approximately $1 million in cash, the assumption of $1.5 million in liabilities and the issuance of 200,000 shares of Regent Communications preferred stock. The Regent Communications preferred stock was subsequently sold for approximately $1.6 million. The Applicant recorded a net gain in the transaction of approximately $600,000.

       23.      Subsequently, Redwood Broadcasting's remaining station in the Redding, California market, KLXR-AM, was sold to a nonaffiliated employee.

       24.      Following the foregoing transactions, the Applicant's remaining radio broadcasting assets consisted of four radio stations serving the Siskiyou County, California market, held through another wholly-owned subsidiary of the Applicant, Four Rivers Broadcasting, Inc. Those radio broadcasting interests were acquired in 1997 through 1999. For the 12 months ended December 31, 2000, the four Siskiyou County radio stations had broadcast revenues of $509,792 and negative broadcast cash flow of $6,192.

       25.      In June 1999, Four Rivers Broadcasting purchased station KTDE-FM in Mendocino County, California; and in August 2001, Four Rivers expanded its presence in the Mendocino market through the purchase of KMFB-FM. and KPMO-AM.

       26.      As of the date of this Application, all of the Applicant's interests in radio broadcasting are held by Four Rivers Broadcasting, Inc., a wholly-owned subsidiary of Alta California Broadcasting, Inc. Those radio broadcasting assets consist of the following:
Siskiyou County, California	KSYC-AM and FM, KMJC-AM and FM and KWHO-FM
Mendocino, California	KPMO-AM, KTDE-FM and KMFB-FM

       27.      The Applicant supervises the operations of its radio broadcasting stations in each of its two principal markets through the services of an on-site general manager, each of which in turn is under the supervision of the Applicant's President, Mr. Power. The radio broadcasting stations currently have 10 full-time employees and six part-time employees.

       Activities of Applicant's Officers and Directors

       28.      The primary activities of the Applicant's officers and directors, like the Applicant's historical development and public representations, indicate that the Applicant has ceased to be an investment company. Specifically, since the termination of the Applicant's Advisory Agreement with CAM, the operating policies of the Applicant have been formulated and carried out by the Applicant's officers and directors. Likewise, the operating policies of the Applicant's subsidiaries are framed, implemented and carried out by or under active supervision of the Applicant's officers and directors and/or personnel selected by them. For example, the Chairman of the Board and President of the Applicant, John C. Power, is or has been President and a director of Redwood Properties, Redwood Broadcasting and Alta Broadcasting and Four Rivers Broadcasting, President of TDP, one of three (3) managers of Northpark Property Company, and managing member of Wyoming Resorts, Dubois Red Rock, Binghampton Meadows and Alta California Vineyards. As such, Mr. Power acts as the chief policy-making official of, and is engaged primarily in fulfilling management responsibilities for, the Applicant, Redwood Properties, Four Rivers Broadcasting, Alta, TDP, Northpark Property Company, Wyoming Resorts, Dubois Red Rock, Binghampton Meadows and Alta California Vineyards.

       29.      In coordinating the operations and businesses of the Applicant and its subsidiaries, Mr. Power devotes his time and attention to the oversight and supervision of the Fund's various divisions in approximately the following proportions:
*	TDP Energy:	15%
*	Wyoming Resorts:	15%
*	Alta California Broadcasting:	50%
*	General Administrative:	15%
*	Portfolio Management:	5%

       Applicant's Present Assets

       30.      Based on a review of the 2001 Annual Report, the Pro Forma Combined Balance Sheet and Statements of Income, it is apparent that the nature of the Applicant's business has changed to such a degree that it no longer falls within the definition of an investment company as set forth in Section 3(a) of the 1940 Act. Specifically, the Applicant's investments in wholly-owned and majority-owned subsidiaries, on a consolidated basis, including cash and cash equivalents, constitute more than ninety-five percent (95%) of the Applicant's total assets. More importantly, the Asset Schedule demonstrates that the Applicant no longer owns investment securities having a value exceeding forty percent (40%) of the value of the Applicant's total assets on an unconsolidated basis.

       31.      In the present instance, the Applicant, as of March 31, 1993, shortly after the Applicant obtained shareholder consent to change the nature of the Applicant's business from that of an investment company to an operating company, had assets totalling $1,031,976. The total assets of the Applicant on March 31, 1993, were comprised substantially of the following:
$31,001 in wholly-owned and majority-owned subsidiaries;
$720,677 in investment securities; and
$280,298 in cash items and other assets.

       32.      Accordingly, as of March 31, 1993, approximately ninety-six percent (96%) of the Applicant's total assets, exclusive of government securities and cash items, were invested in "investment securities." Thus, on March 31, 1993, the Applicant was an "investment company," within the meaning of the 1940 Act.

       33.      In contrast to March 31, 1993, at March 31, 2001, the Applicant had assets totalling $6,894,705. The total assets of the Applicant on March 31, 2001 are comprised substantially of the following:
$6,611,858 in majority-owned subsidiaries: 96%;
$238,378 in investment securities: 3%; and
$44,469 in cash items and other assets: 1%.

       34.      As evidenced by the foregoing, the Applicant has dramatically re-structured the nature of its operations, increasing its investments in wholly-owned and majority-owned subsidiaries from $31,001, or slightly more than four percent (4%) of total assets (exclusive of Government Securities and cash items) at March 31, 1993 to $6,611,858 or approximately ninety-six percent (96%) at March 31, 2001. Over this same period, the Applicant has decreased the percentage of its total assets invested in investment securities from ninety-six percent (96%) at March 31, 1993, to approximately three percent (3%) at March 31, 2001.

       35.      At March 31, 1993, the Applicant's portfolio of investment securities included investments in 21 different companies. However, by March 31, 2001, the Applicant had reduced the number of different companies to four, of which three are controlled subsidiaries. Additionally, the number of transactions involving investment securities executed by the Applicant decreased from over 300 transactions during fiscal 1994 to approximately 20 during fiscal 2001, all of which in the most recent period were liquidations of only one of the Applicant's portfolio positions, the proceeds of which were reinvested in the Applicant's operating subsidiaries.

       36.      At March 31, 2001, the Applicant's Unaudited Pro Forma Combined Balance Sheet showed a high concentration of its tangible assets in its oil and gas subsidiary, TDP Energy, which comprised approximately $10,658,000, or sixty-five percent (65%) of the Applicant's total consolidated assets of $16,337,088. In contrast, investments in the securities of nonaffiliated issuers comprised only $737,094, or 5% of total consolidated assets at March 31, 2001.

       37.      While the Applicant currently has, and may from time to time in the future place, a portion of its assets in investment securities if investment opportunities in control companies are not then available on favorable terms, the Applicant, undertook to reduce, and thereafter maintain, the percentage of its assets invested in investment securities at below forty percent (40%) of its total assets (exclusive of Government Securities and cash items) on an unconsolidated basis. In truth, the Applicant has reduced the value of its investment securities portfolio to an amount representing less than forty percent (40%) of the Applicant's total assets (exclusive of Government Securities and cash items) and, by forming the Redwood Subsidiaries and thereafter through them devoting a majority of the Applicant's resources, both managerial and monetary, to the operation of businesses in the oil and gas, radio communications, cosmetology and real estate industries, the Applicant has demonstrated its resolve to continue operations as an operating company through majority-owned subsidiaries.

       Applicant's Present Income

       38.      For the year ended March 31, 2001, the Applicant's Unaudited Pro Forma Combined Statements of Income were approximately $6.3 million, of which TDP Energy, the oil and gas subsidiary, contributed approximately seventy-one percent (71%). More dramatically, income from the sale of some of TDP Energy's oil and gas properties contributed $8.9 million of income, contrasted to income from investment portfolio of $395,880.

       39.      Based on the foregoing, the Applicant believes that it is no longer an investment company as defined in Section 3(a) of the 1940 Act, but rather is an operating business primarily engaged in the business of forming, developing and running, through majority-owned and wholly-owned subsidiaries, operating companies in the oil and gas, real estate and communications industries.

Conclusion:  For the reasons stated above, the Applicant respectfully requests that the Commission issue an order pursuant to Section 8(b)(2) and 8(f) of the 1940 Act declaring that the Applicant has ceased to be an investment company. The Applicant believes that the granting of such an order would be appropriate, in the best interest of investors and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the Commission, by the Division of Investment Management, under delegated authority.
/s/ R. Stanley Pittman Secretary